A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of British Columbia, Alberta and Ontario, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the U.S. Securities Act of 1933, as amended or any state securities laws. Accordingly, except to the extent permitted by the Underwriting Agreement, the securities offered hereby may not be offered or sold in the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution".

New Issue	November 8, 2004

PRELIMINARY SHORT FORM PROSPECTUS

TRANSGLOBE ENERGY CORPORATION

$11,005,500
2,530,000 Common Shares

____________________________________________

Price: $4.35 per Common Share

____________________________________________

           This short form prospectus qualifies the distribution of 2,530,000 common shares (the "Common Shares") of TransGlobe Energy Corporation ("TransGlobe" or the "Company") at a price of $4.35 per Common Share (the "Offering").

           The currently issued and outstanding Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the trading symbol "TGL" and on the American Stock Exchange ("AMEX") under the trading symbol "TGA". On November 3, 2004, the last trading day prior to the public announcement of the Offering, the closing price of the Common Shares on the TSX was $4.73 and on the AMEX was US$3.90 and on November 5, 2004, the closing price of the Common Shares on the TSX was $4.67 and on the AMEX was US$3.91. The price of the Common Shares offered hereby was determined by negotiation between the Company and Orion Securities Inc. or its own behalf and on behalf of GMP Securities Ltd. (together, the "Underwriters"). The Company has applied to list the Common Shares distributed under this short form prospectus on the TSX and on the AMEX. Listing will be subject to the Company fulfilling all the listing requirements of the TSX and the AMEX, respectively.

			Net Proceeds to the
	Price to the Public	Underwriters' Fee	Company(1)

Per Common Share	$4.35	$0.261	$4.089
Total(1)(2)	$11,005,500	$660,330	$10,345,170

Notes:

(1)	Before deducting expenses of the Offering, estimated to be $200,000, which, together with the Underwriters' Fee, will be paid from the general funds of the Company.
(2)
The Company has granted to the Underwriters an over-allotment option (the "Over-Allotment Option") to purchase up to an additional 379,500 Common Shares at a price of $4.35 per Common Share, for a period expiring 30 days following the closing date, to cover over-allotment, if any. If the Over-Allotment Option is exercised in full, the total offering, Underwriters' fee and net proceeds to the Company will be $12,656,325, $759,380 and $11,896,945, respectively. This short form prospectus qualifies the distribution of the Common Shares issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution".

           In the opinion of counsel, the Common Shares will be eligible for investment under those statutes referred to under "Eligibility for Investment".

           The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale if, as and when issued by the Company and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Company by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that definitive certificates representing the Common Shares will be available for delivery on the closing of this Offering, which is expected to occur on or about November 24, 2004. Subject to applicable laws, the Underwriters may, in connection with this Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

TABLE OF CONTENTS

CURRENCY AND EXCHANGE RATES	1	RISK FACTORS	9
ELIGIBILITY FOR INVESTMENT	1	INTEREST OF EXPERTS	12
DOCUMENTS INCORPORATED BY REFERENCE	2	LEGAL PROCEEDINGS	13
SPECIAL NOTE REGARDING FORWARD-LOOKING		LEGAL MATTERS	13
STATEMENTS	4	AUDITORS, TRANSFER AGENT AND REGISTRAR	13
TRANSGLOBE ENERGY CORPORATION	5	STATUTORY RIGHTS OF WITHDRAWAL AND
CONSOLIDATED CAPITALIZATION OF THE		RESCISSION	13
COMPANY	7	AUDITORS' CONSENT	14
DESCRIPTION OF SHARE CAPITAL	7	CERTIFICATE OF THE COMPANY	C-1
USE OF PROCEEDS	7	CERTIFICATE OF THE UNDERWRITERS	C-2
PLAN OF DISTRIBUTION	8

CURRENCY AND EXCHANGE RATES

All amounts in this short form prospectus, unless otherwise indicated, are stated in Canadian currency. However, the Company has recently adopted the U.S. dollar as the functional currency for its consolidated financial statements. The following table sets forth, for each of the periods indicated, the high and low rates of exchange of Canadian dollars into United States dollars, the average of the exchange rates during each such period and the end-of-period rate. Such rates are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate as at November 5, 2004 was $0.8345.

	Nine Months Ended	Year Ended	Year Ended	Year Ended
	September 30, 2004	December 31, 2003	December 31, 2002	December 31, 2001

High	$0.7912	$0.7737	$0.6618	$0.6695
Low	$0.7159	$0.6350	$0.6199	$0.6242
Average	$0.7530	$0.7135	$0.6367	$0.6458
Period End	$0.7912	$0.7738	$0.6331	$0.6279

ELIGIBILITY FOR INVESTMENT

In the opinion of Burnet, Duckworth & Palmer LLP and Blake, Cassels & Graydon LLP, the Common Shares will, at the date of closing of this Offering be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans under the Income Tax Act (Canada) and will not constitute foreign property for the purposes of Part XI of that Act. The foregoing opinion assumes that there will be no changes in the applicable legislation currently in effect prior to the date of issue of the Common Shares.

In the opinion of Burnet, Duckworth & Palmer LLP and Blake, Cassels & Graydon LLP, based on the legislation in effect on the date hereof, the provisions of:

Insurance Companies Act (Canada)	Employment Pension Plans Act (Alberta)
Trust and Loan Companies Act (Canada)	Insurance Act (Alberta)
Cooperative Credit Associations Act (Canada)	Alberta Heritage Savings Trust Fund Act (Alberta)
Pension Benefits Standards Act, 1985 (Canada)	Pension Benefits Act (Ontario)
Financial Institutions Act (British Columbia)	The Trustee Act (Ontario)
Pension Benefits Standards Act (British Columbia)	Loan and Trust Corporations Act (Ontario)
Loan and Trust Corporations Act (Alberta)

would not preclude, subject to compliance with prudent investment standards or criteria, or, if applicable, the satisfaction of additional requirements relating to investment or lending policies, procedures or goals which have been filed, where required, with the appropriate regulatory authorities and the general investment provisions of such statutes (and where applicable, the regulations thereunder), an investment in the Common Shares by companies, corporations, pension plans or persons registered thereunder or governed thereby.

DOCUMENTS INCORPORATED BY REFERENCE

           Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from David C. Ferguson of the Company, Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta, T2P 0L4, Telephone: (430) 264-9888. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.

           The following documents of the Company, which have been filed with the securities commissions or other similar authorities in Canada, are specifically incorporated by reference in and form an integral part of this short form prospectus:

(a)	the Revised Initial Annual Information Form of the Company dated September 8, 2004 (the "AIF");

(b)	the audited comparative consolidated financial statements of the Company for the years ended December 31, 2003 and 2002, together with the notes thereto and the report of the auditors thereon;

(c)	management's discussion and analysis of the business and operations of the Company for the years ended December 31, 2003 and 2002;

(d)	the audited comparative consolidated financial statements of the Company for the years ended December 31, 2002 and 2001, together with the notes thereto and the report of the auditors thereon;

(e)	management's discussion and analysis of the business and operations of the Company for the years ended December 31, 2002 and 2001;

(f)	the unaudited interim comparative consolidated financial statements of the Company for the nine months ended September 30, 2004 and 2003;

(g)	management's discussion and analysis of the business and operations of the Company for the nine months ended September 30, 2004 and 2003;

(h)	the Information Circular – Proxy Statement of the Company dated April 16, 2004 relating to the annual meeting of shareholders of the Company held on May 26, 2004;

(i)	the material change report of the Company dated February 4, 2004 announcing reserves and production for 2003 as well as operational plans for 2004 in the Republic of Yemen and in Canada;

(j)
the material change report of the Company dated February 9, 2004 announcing the appointment of Mr. Fred J. Dyment to the board of directors and the additions of Mr. Edward Bell and Mr. Glenn Taylor as Manager, International Exploration and Manager, Operations (Domestic) respectively;

(k)	the material change report of the Company dated March 11, 2004 announcing financial and operating results for the three and twelve month periods ended December 31, 2003;

(l)	the material change report of the Company dated April 1, 2004 announcing a successful appraisal well at An Nagyah #5 and the start of oil production on Block S-1 in the Republic of Yemen;

(m)	the material change report of the Company dated April 29, 2004 announcing financial and operating results for the three month period ended March 31, 2004;

(n)	the material change report of the Company dated April 29, 2004 announcing a successful appraisal well at An Nagyah #6 and the increase in oil production on Block S-1 in the Republic of Yemen;

(o)	the material change report of the Company dated May 26, 2004 announcing a successful appraisal well at An Nagyah #7 in the Republic of Yemen and an update on the 2004 Canadian drilling program;

(p)	the material change report of the Company dated June 16, 2004 announcing the completion of an appraisal well at Harmel #2 on Block S-1 in the Republic of Yemen;

(q)	the material change report of the Company dated June 29, 2004 announcing a successful development well at Tasour #12 on Block 32 and the award of a new exploration Block in the Republic of Yemen;

(r)	the material change report of the Company dated July 15, 2004 announcing the successful development well at An Nagyah #8 on Block S-1 in the Republic of Yemen;

(s)	the material change report of the Company dated July 20, 2004 announcing the acquisition of new exploration project in the Arab Republic of Egypt;

(t)	the material change report of the Company dated July 30, 2004 announcing financial and operating results for the six month period ended June 30, 2004;

(u)	the material change report of the Company dated August 5, 2004 announcing the successful development well at An Nagyah #9 on Block S-1 in the Republic of Yemen;

(v)
the material change report of the Company dated August 23, 2004 announcing the results from Al Hareth #1 exploration well on Block S-1 in the Republic of Yemen and an update on Canadian drilling activity;

(w)	the material change report of the Company dated September 17, 2004 announcing a successful development well at An Nagyah #10 in the Republic of Yemen;

(x)	the material change report of the Company dated September 20, 2004 announcing Canadian exploration success and new corporate production and cashflow targets for 2005;

(y)	the material change report of the Company dated September 28, 2004 announcing a successful development well at Tasour #13 in Block 32 in the Republic of Yemen;

(z)	the material change report of the Company dated October 14, 2004 announcing a successful horizontal development well at An Nagyah #11 in the Republic of Yemen;

(aa)	the material change report of the Company dated October 26, 2004 announcing a successful development well at Tasour #14 in Block 32 in the Republic of Yemen;

(bb)	the material change report of the Company dated November 2, 2004 announcing financial and operating results for the nine month period ended September 30, 2004; and

(cc)	the material change report of the Company dated November 4, 2004 announcing the short form prospectus offering of the Company for gross proceeds of approximately $11 million.

           Any documents of the type referred to in the preceding paragraphs and any interim financial statements or material change reports (excluding confidential material change reports) which are filed by the Company with a securities commission or other similar regulatory authority subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

           Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, any untrue statement of a material fact or an omission to state material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

           This short form prospectus and the documents incorporated by reference herein contain forward-looking statements. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "project", "potential", "targeting", "intend", "could", "might", "continue", or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this short form prospectus and the documents incorporated by reference herein may contain forward-looking statements attributed to third party industry sources. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

           Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this short form prospectus include, but are not limited to, statements with respect to:

•	the performance characteristics of the Company's oil and natural gas properties;
•	oil and natural gas production levels;
•	the quantity of oil and natural gas reserves;
•	capital expenditure programs;
•	supply and demand for oil and natural gas and commodity prices;
•	drilling plans;
•	expectations regarding the Company's ability to raise capital and to continually add to reserves though acquisitions, exploration and development;
•	treatment under governmental regulatory regimes and tax laws; and
•	realization of the anticipated benefits of acquisitions and dispositions.

           Some of the risks and other factors, which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein include, but are not limited to:

•	general economic conditions in Canada, the United States and globally;
•	industry conditions, including fluctuations in the price of oil and natural gas;
•	governmental regulation of the oil and gas industry, including environmental regulation;
•	fluctuation in foreign exchange or interest rates;
•	liabilities inherent in oil and natural gas operations;
•	geological, technical, drilling and processing problems;
•	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	stock market volatility and market valuations;
•	competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel;
•	incorrect assessments of the value of acquisitions;
•	the need to obtain required approvals from regulatory authorities; and
•	the other factors considered under "Risk Factors

           Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Company nor the Underwriters are under any duty to update any of the forward-looking statements after the date of this short form prospectus to conform such statements to actual results or to changes in the Company's expectations.

TRANSGLOBE ENERGY CORPORATION

           In this document, unless the context otherwise requires, "TransGlobe" or the "Company" refers to TransGlobe Energy Corporation together with its wholly-owned subsidiaries.

Summary Description of Business

           TransGlobe was incorporated on August 6, 1968 and was organized under variations of the name "Dusty Mac" as a mineral exploration and extraction venture under The Company Act (British Columbia). In 1992, the Company entered into the oil and gas exploration and development business in the United States and later in the Republic of Yemen and Canada and ceased operations as a mining company. The United States oil and gas properties of the Company were sold in the year 2000 to fund opportunities in the Republic of Yemen. The Company changed its name to TransGlobe Energy Corporation on April 2, 1996. On June 9, 2004 the Company continued from the Province of British Columbia to the Province of Alberta.

           TransGlobe, through its wholly owned subsidiaries, is primarily engaged in exploration for, development and production of, crude oil, natural gas and natural gas liquids in Canada, the Republic of Yemen and the Arab Republic of Egypt.

           The Company's principal office is located at 2900, 330 – 5th Avenue S.W., Calgary, Alberta, T2P 0L4, and the Company's registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Subsidiaries

           The following table sets out the subsidiaries of the Company and the Company's ownership interest in those subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Ownership

TransGlobe Oil & Gas Corporation	Washington State, United States	100%
TransGlobe Petroleum International Inc.	Turks & Caicos Islands, B.W.I.	100%
TG Holdings Yemen Inc.(1)	Turks & Caicos Islands, B.W.I.	100%
TransGlobe Petroleum Egypt Inc.(1)	Turks & Caicos Islands, B.W.I.	100%

Note:

(1)	TransGlobe is the indirect holder of TG Holdings Yemen Inc. and TransGlobe Petroleum Egypt Inc., which are 100% owned directly by TransGlobe Petroleum International Inc.

           TG Holdings Yemen Inc. owns TransGlobe's interests in Block 32 and Block S-1 in the Republic of Yemen. TransGlobe Petroleum Egypt Inc. owns TransGlobe's interest in the Nuqra Area Block 1, Ganoub El-Wadi, Arab Republic of Egypt.

General Development Of The Business

           TransGlobe is an independent, Canadian based, international upstream oil and gas company whose main business activities include exploration, development and production of crude oil, natural gas and natural gas liquids. The Company has exploration and production operations in Canada and in the Republic of Yemen. In addition, the Company has initiated exploration operations in the Arab Republic of Egypt.

           During the past three years, TransGlobe has developed its business interests through a combination of exploration and development, and to a lesser extent, acquisitions and dispositions primarily focused on two production sharing agreements in the

Republic of Yemen (a 13.81087% working interest in Block 32 and a 25% working interest in Block S-1) and Central Alberta in western Canada.

           The year 2001 was the first full year of production from the Tasour field on Block 32 in the Republic of Yemen (production commenced November 4, 2000). The primary focus of 2001 consisted of development/exploration drilling and a 2-D seismic acquisition program on Block 32 and a 3-D seismic acquisition program on Block S-1. A four well drilling program was conducted in Canada.

           In 2002, the primary focus was again on the Republic of Yemen. On Block 32, the Company participated in three wells and additional 2-D seismic acquisition. On March 28, 2002, the Company elected to enter into the second exploration phase (2½ years) on Block S-1. The Company participated in drilling three wells (one drilling over year end) on Block S-1, leading to the An Nagyah light oil discovery. A three well drilling program was conducted in Canada.

           In 2003, the primary focus was on Block S-1 in the Republic of Yemen and an expanded exploration drilling program in Canada. On Block S-1, the An Nagyah light oil discovery was appraised with two wells which led to a Declaration of Commerciality and the filing of a Development Plan on October 14, 2003 (a Declaration of Commerciality is the formal process whereby a contractor requests the Ministry of Oil and Mineral Resources to approve the lands to be included in a development area and that the block be converted to a twenty year development period). On October 15, 2003, the Ministry of Oil and Minerals, Republic of Yemen, approved the Development Plan and a 20 year Development Area of approximately 285,000 acres for Block S-1. On Block 32, the Company participated in five wells resulting in four oil wells for an 80% success ratio. In Canada, the Company drilled nine wells resulting in six gas wells, two oil wells and one cased potential gas well for an 88% success ratio.

           In November, 2003, the Company listed on the American Stock Exchange ("AMEX") under the symbol TGA, which replaced the Company's previous listing on the NASDAQ bulletin board under the symbol TGLEF. The Company has been listed on the TSX under the symbol TGL since November 7, 1997.

           In December, 2003 the Company completed a private placement financing consisting of 1,363,637 common shares issued on a "flow-through" basis at a price of Cdn$2.20 per share, for gross proceeds of approximately Cdn$3,000,000.

           In the year to date 2004, the primary exploration and production focus has been on Blocks S-1 and 32 in Yemen and in western Canada . On Block S-1, the An Nagyah light oil development is underway with an active development/appraisal drilling program resulting in seven new producing oil wells year to date, the installation of early production facilities in the first quarter 2004, with trucking of production commencing in the second quarter of 2004. The Company has also participated in one appraisal oil well (Harmel #2) and one exploration dry hole at Al Hareth on Block S-1. Commensurate with the early production facilities, the Company is participating in the construction of a central production facility and pipeline for the An Nagyah pool development on Block S-1 which is expected to be completed during mid 2005. On Block 32 the Company has participated in the acquisition of 3-D seismic and the drilling of three producing oil wells in the Tasour field during 2004. In western Canada, the Company has drilled 15 wells to date, resulting in 12 gas wells, two oil wells and one dry well.

           In addition to the 2004 exploration and production activities, the Company participated in the Yemen International Bid Round for Exploration and Production of Hydrocarbons with the successful award of Block 72. Ratification of the Block 72 production sharing agreement by the Yemen parliament is expected by year end 2004. In July of 2004, the Company announced the addition of an exploration concession in the Arab Republic Egypt representing a new country of operation. The Company has entered into a farm out agreement to incur US$6.0 million dollars of expenditures in the stage 1 and stage 2 work programs over the next five years, to acquire a 50% working interest in the Nuqra Block 1 located in the upper Nile region of Egypt. The Company is the operator of the Nuqra Block 1.

CONSOLIDATED CAPITALIZATION OF THE COMPANY

           The following table sets forth the consolidated capitalization of the Company as at December 31, 2003 and as at September 30, 2004, both before and after giving effect to the Offering.

(In thousands of U.S. Dollars except for per share amounts)

Outstanding as at
September 30, 2004 after
		Outstanding as at	Outstanding as at	giving effect to the
	Authorized	December 31, 2003	September 30, 2004	Offering(3)
		(unaudited)	(unaudited)	(unaudited)
Debt:
Bank Loan(1)		$Nil	$Nil	$Nil
Share Capital:
Common Shares (2)	Unlimited	$36,995	$37,083	$47,228
		(53,743,438 shares)	(54,096,439 shares)	(56,626,439 shares)

Notes:

(1)
The Company has a Cdn$5,000,000 revolving loan facility and a Cdn$2,000,000 non-revolving acquisition/development facility with a Canadian chartered bank. The loan facilities bear interest at the bank’s Canadian prime rate plus three quarters of one percent and Canadian prime rate plus one percent, respectively, and are secured by a first floating charge debenture over all Canadian assets of the Company, a general assignment of book debts and certain negative pledges.

(2)	As at September 30, 2004, 5,409,644 Common Shares were reserved for issuance under the stock option plan of the Company.
(3)
Amounts do not include exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the Common Share capital of the Company would be $48,779,945 (57,005,939 Common Shares outstanding).

DESCRIPTION OF SHARE CAPITAL

           The Company is authorized to issue an unlimited number of Common Shares. Each Common Share entitles its holder to receive notice of and to attend all meetings of the shareholders of the Company and to one vote at such meetings. The holders of Common Shares are, at the discretion of the board of directors of the Company and subject to applicable legal restrictions, entitled to receive any dividends declared by the board of directors on the Common Shares. The holders of Common Shares are entitled to share equally in any distribution of the assets of the Company upon the liquidation, dissolution, bankruptcy or winding-up of the Company or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

           On April 16, 2003, the Company entered into a shareholder protection rights plan agreement (the "Rights Plan") with Computershare Trust Company of Canada, as rights agent, which was approved by TransGlobe's shareholders on May 29, 2003 at the 2003 annual general and special meeting of shareholders. The Rights Plan generally provides that following any person or entity acquiring 20% or more of the issued and outstanding common shares (except pursuant to certain permitted or excepted transactions) and upon the occurrence of certain other events, each holder of common shares, other than such person or entity, shall be entitled to acquire common shares at a discounted price. The Rights Plan is similar to other shareholder or unitholder rights plans adopted in the energy sector.

USE OF PROCEEDS

           The estimated net proceeds to the Company from the sale of the Common Shares, after deducting the Underwriters' fee of $660,330 and the expenses of the Offering estimated to be $200,000 are $10,145,170. If the Over-Allotment Option is exercised in full, the net proceeds from the sale of the Common Shares hereunder are estimated to be $11,696,945 after deducting the Underwriters' fee of $759,380 and the estimated expenses of the Offering of $200,000 See "Plan of Distribution".

           The net proceeds will primarily be used by the Company to finance ongoing capital expenditure requirements in the Republic of Yemen, the Arab Republic of Egypt and Alberta, Canada.

PLAN OF DISTRIBUTION

           Pursuant to an underwriting agreement (the "Underwriting Agreement") dated November 8, 2004 among the Company and the Underwriters, the Company has agreed to sell and the Underwriters have severally agreed to purchase on or about November 24, 2004, subject to the terms and conditions contained therein, the Common Shares offered hereby at a price of $4.35 per Common Share for total gross consideration of $11,005,500 payable in cash to the Company against delivery of the Common Shares. The price of the Common Shares offered hereby was determined by negotiation between the Company and Orion Securities Inc. on its own behalf and on behalf of the other Underwriter. In consideration for their services in connection with this offering, the Underwriters will be paid a fee of $0.261 per Common Share issued by the Company for an aggregate fee payable by the Company of $660,330 (prior to the exercise of the Over-Allotment Option).

           The Company has granted to the Underwriters the Over-Allotment Option to purchase up to an additional 379,500 Common Shares at a price of $4.35 per Common Share, exercisable in whole or in part, at any time for a period of 30 days from the Closing Date. If the Over-Allotment Option is exercised in full, the total offering, Underwriters' fee and net proceeds to the Company will be $12,656,325, $759,380 and $11,896,945, respectively. This short form prospectus qualifies the distribution of the Common Shares issuable upon exercise of the Over-Allotment Option.

           The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obliged to take up and pay for all Common Shares offered hereby if any are purchased under the Underwriting Agreement. If one or more of the Underwriters fails to purchase their allotment of Common Shares, the remaining Underwriter or Underwriters may terminate their obligations to purchase their respective allotment of Common Shares, or may, but are not obligated to, purchase on a pro rata basis as between themselves the Common Shares not purchased by the Underwriter or Underwriters which failed to purchase. The Underwriting Agreement also provides that the Company will indemnify the Underwriters and their agents, directors, officers, shareholders and employees against certain liabilities and expenses.

           Pursuant to a policy statement of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, including: (i) a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. In connection with this Offering and subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

           The Company has agreed that prior to 90 days after the Closing Date, it shall not directly or indirectly, sell or offer to sell any common shares or securities having attributes similar to those of the Common Shares, or otherwise lend, transfer or dispose of any securities exchangeable, convertible or exercisable into common shares or securities having attributes similar to those of the Common Shares or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common shares or securities having attributes similar to those of the Common Shares, whether any such transaction is settled by delivery of common shares or securities having attributes similar to those of the Common Shares or other such securities, in cash or otherwise, or announce any intention to do any of the foregoing, without the consent of Orion Securities Inc., such consent not to be unreasonably withheld, provided that the foregoing will not restrict the Company from issuing securities pursuant to rights or agreements to purchase common shares of the Company, including options, warrants and other convertible securities outstanding on the date hereof, issuing options granted pursuant to the Company's Share Option Plan or similar stock purchase plans, or common shares issuable pursuant to the exercise of any options granted pursuant to such plans that are outstanding on the date hereof or issuing up to 10% of the number of common shares issued and outstanding following the closing of the Offering in connection with the direct or indirect acquisition by the Company of the securities or assets of any other entity.

           Certificates for the Common Shares will be available for delivery at the closing of this Offering, which is expected to take place on or about November 24, 2004.

           The Company has applied to list the Common Shares distributed pursuant to the Offering on the TSX and the AMEX. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and the AMEX, respectively.

           The Common Shares offered under this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any securities or "blue sky" laws of any of the several states in the United States. Accordingly, the Common Shares (or any rights thereto or interest therein) may not be offered for purchase or sale, or sold or otherwise transferred or disposed of within the United States or to U.S. persons except in transactions exempt from the registration requirements of the U.S. Securities Act and any applicable state securities laws.

           The Underwriters have agreed that they will not offer for purchase or sale, sell or otherwise transfer or dispose of any of the Common Shares (or any right thereto or interest therein) into the United States, except to certain accredited investors in accordance with Rule 506 under the U.S. Securities Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares outside the United States only in accordance with Regulation S under the U.S. Securities Act.

           Following completion of this Offering, and pursuant to the requirements of Regulation S promulgated by the U.S. Securities and Exchange Commission, no offer or sale of the Common Shares offered hereby may be made in the United States or to or for the account or benefit of a U.S. person (other than a distributor) until after 40 days thereafter (unless an exemption is available). The Underwriters, any other distributors of the Common Shares in this Offering, any dealers, as defined in Section 2(a)(12) of the 1933 Act, or any persons receiving a selling concession, fee or other remuneration in respect of the Common Shares offered hereby must, during the period of 40 days following the completion of this Offering, send a confirmation or other notice to the purchaser stating that the purchaser is subject to the same restrictions on offers and sales that apply to a distributor under Regulation S.

RISK FACTORS

An investment in the Common Shares is speculative due to the nature of the Company's involvement in the exploration for, and the acquisition, development and production of, oil and natural gas reserves. An investor should carefully consider the risk factors set forth below and consider all other information contained herein and incorporated herein by reference.

General Conditions Relating to Oil and Gas Exploration and Production Operations

           The Company's operations are subject to all the risks normally incident to the exploration for and production of oil and gas including geological risks, operating risks, political risks, development risks, marketing risks, and logistical risks of operating in Canada, the Republic of Yemen and the Arab Republic of Egypt.

Industry Risks

           The Company is subject to normal industry risks due to the relatively small size of the Company, its level of cash flow, and the nature of the Company's involvement in the exploration for, and the acquisition, development and production of, oil and natural gas. Exploration for oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered by the Company.

           The Company's operations are subject to the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, premature decline of reservoirs, invasion of water into producing formations, blow-outs, cratering, fires and oil spills, all of which could result in personal injuries, loss of life and damage to the property of the Company and others. Although the Company maintains insurance, in amounts and coverages which it considers adequate, in accordance with customary industry practice, the Company is not fully insured against all of these risks, nor are all such risks insurable, and, as a result, liability of the Company arising from these risks could have a material adverse effect upon its financial condition.

           The operations and earnings of the Company may be affected from time to time in varying degrees by political developments and laws and regulations, such as forced divestiture of assets, restrictions on production, imports and exports; price controls, tax increases and retroactive tax claims, expropriations of property; and cancellation of contract rights. Both the likelihood of such occurrences and their overall effect upon the Company can vary greatly and are not predictable.

           The marketability and price of oil and natural gas which may be acquired or discovered by the Company may be affected by numerous factors beyond the control of the Company. The Company may be affected by the differential between the price paid by refiners for light, quality oil and various grades of oil produced by the Company. The Company is subject to market fluctuations in the prices of oil and natural gas, deliverability uncertainties related to the proximity of its reserves to pipeline and processing facilities and extensive government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. The Company's operations will be further affected by the remoteness of, and restrictions on access to, certain properties as well as climatic conditions. The Company is also subject to compliance with federal, state and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. The Company is not aware of present material liability related to environmental matters. However, it may, in the future, be subject to liability for environmental offences of which it is presently unaware. Additionally, the potential impact on the Company's operations and business of the Kyoto Protocol which has now been ratified by Canada, with respect to instituting reductions of greenhouse gases is difficult to quantify at this time as specific measures for meeting Canada's commitments have not been developed.

Exploration and Development

           The Company's participation in Block 32, Block 72 and Block S-1 in the Republic of Yemen and Nuqra Block 1 in the Arab Republic of Egypt represents a major undertaking. The exploration programs in the Republic of Yemen and the Arab Republic of Egypt are high-risk ventures with uncertain prospects for ongoing success.

           The operations and earnings of the Company and its subsidiaries are also affected by local, regional and global events or conditions that affect supply and demand for oil and natural gas. These events or conditions are generally not predictable and include, among other things, the development of new supply sources, supply disruptions, weather, international political events, technological advances, and the competitiveness of alternative energy sources or product substitutes.

Competition

           The Company encounters strong competition from other independent operators and from major oil companies in acquiring properties suitable for development, in contracting for drilling equipment and in securing trained personnel. Many of these competitors have financial resources and staffs substantially larger than those available to the Company. The availability of a ready market for oil and gas discovered by the Company depends on numerous factors beyond its control, including the extent of production and imports of oil and gas, the demand for its products from Canada, the United States, the Republic of Yemen and the Arab Republic of Egypt, the proximity and capacity of natural gas pipelines and the effect of provincial, state or federal regulations.

Title to Properties

           The Company's interests in the Canadian producing properties and non-producing properties are in the form of direct or indirect interests in leases. Such properties are subject to customary royalty interests generally contracted for in connection with the acquisition of properties, liens incident to operating agreements, liens for current taxes and other burdens and mineral encumbrances and restrictions. The Company believes that none of these burdens materially interferes with the use of such properties in the operation of the Company's business.

Interests in Properties

           The Company participates, in Canada, the Republic of Yemen and Arab Republic of Egypt, with industry partners with access to greater resources from which to meet their joint venture capital commitments. Should the Company be unable to meet its commitments, the joint venture partners may assume some or all of the Company's deficiency and thereby assume a pro-rata portion of the Company's interest in production from the joint venture lands. The Company is not a majority interest owner in all of its properties and does not have sole control over the future course of development in those properties.

Government Regulation

           In the areas where the Company conducts activities there are statutory laws and regulations governing the activities of oil and gas companies. These laws and regulations allow administrative agencies to govern the activities of oil companies in the development, production and sale of both oil and gas. Changes in these laws and regulations may substantially increase or decrease the costs of conducting any exploration or development project. The Company believes that its operations comply with all applicable legislation and regulations and that the existence of such regulations have no more restrictive effect on the Company's method of operations than on similar companies in the industry.

Political Risks Relating to Yemen and Egypt

           Beyond the risks inherent in the oil and gas industry, the Company is subject to additional risks resulting from doing business in the Republic of Yemen and the Arab Republic of Egypt. While the Company has attempted to reduce many of these risks through agreements with the Government of the Republic of Yemen, the Arab Republic of Egypt and others, no assurance can be given that such risks have been mitigated. These risks can involve matters arising out of the evolving laws and policies of the Republic of Yemen or the Arab Republic of Egypt, the imposition of special taxes or similar charges, oil export or pipeline restrictions, foreign exchange fluctuations and currency controls, the unenforceability of contractual rights or the taking of property without fair compensation, restrictions on the use of expatriates in the operations and other matters.

           There can be no assurance that the agreements entered into with the Government of the Republic of Yemen and the Ministry of Oil and Minerals, Republic of Yemen (formerly MOMR, the Ministry of Oil and Mineral Resources), the Government of the Arab Republic of Egypt and others are enforceable or binding in accordance with TransGlobe's understanding of their terms or that if breached, the Company would be able to find a remedy. The Company bears the risk that a change of government could occur and a new government may void the agreements, laws and regulations that the Company is relying on. Operations in the Republic of Yemen and the Arab Republic of Egypt are subject to risks due to the harsh climate, difficult topography and the potential for social, political, economic, legal and financial instability.

Reliance Upon Officers

           The Company is largely dependent upon the personal efforts and abilities of its corporate officers. The loss or unavailability to the Company of these individuals may have a material adverse effect upon the Company's business, especially in the Republic of Yemen.

Multi-jurisdictional Legal Risks

           The Company is incorporated under the laws of the Province of Alberta, Canada, and all of the Company's directors and all of its officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon those directors or officers, who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under the Securities Exchange Act of 1934, as amended (United States). Furthermore, it may be difficult for investors to enforce judgements of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a Canadian court against the Company or any of the Company's non-U.S. resident executive officers or directors. There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Reserve Information

           The reserve and recovery information contained in each of the De Golyer MacNaughton Canada Limited report dated January 29, 2004 evaluating the Canadian crude oil, natural gas liquids and natural gas reserves of the Company as at December 31, 2003 (the "De Golyer Report") and the Fekete Associates Inc. report dated January 20, 2004 evaluating the Yemen crude oil, natural gas and natural gas reserves of the Company as at December 31, 2003 (the "Fekete Report") (as further described in the Company's AIF) are only estimates and the actual production and ultimate reserves from the Company's properties may be greater or less than the estimates prepared in such reports. Each of the De Golyer Report and the Fekete Report have been prepared using certain commodity price assumptions which are described in the notes to the reserve tables. If lower prices for crude oil, natural gas liquids and natural gas are realized by the Company and substituted for the price assumptions utilized in the reports, the present value of estimated future net cash flows for the Company's reserves would be reduced and the reduction could be significant, particularly based on the constant price case assumptions. Exploration for oil and natural gas involves many risks, which even a combination of experience and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered by the Company.

Additional Financing Requirements

           The future development of the Company's oil and natural gas properties may require additional financing and there are no assurances that such financing will be available or, if available, will be available upon acceptable terms.

Canadian Tax Considerations

           As the Company is engaged in the oil and natural gas business its operations are subject to certain unique provisions of the Income Tax Act (Canada) and applicable provincial income tax legislation relating to characterization of costs incurred in their businesses which effects whether such costs are deductible and, if deductible, the rate at which they may deducted for the purposes of calculating taxable income. The Company has reviewed its historical income tax returns with respect to the characterization of the costs incurred in the oil and natural gas business as well as other matters generally applicable to all corporations including the ability to offset future income against prior year losses. The Company has filed or will file all required income tax returns and believes that it is full compliance with the provisions of the Income Tax Act (Canada) and applicable provincial income tax legislation, but such returns are subject to reassessment. In the event of a successful reassessment of the Company it may be subject to a higher than expected past or future income tax liability as well as potentially interest and penalties and such amount could be material.

Exchange Rate Risks

           The Canadian to US dollar exchange rate has strengthened during 2004 and may fluctuate over time. As product prices are generally US dollar based, the Company's exposure to currency exchange rate risks are primarily limited to Canadian capital expenditures, Canadian operating costs and the majority of the Company's G&A which are paid for in Canadian dollars.

Dividends

           The Company does not anticipate paying any dividends on its outstanding shares in the foreseeable future.

Conflicts of Interest

           The directors of the Company may be engaged and may continue to be engaged in the search for oil and gas interests on their own behalf and on behalf of other companies, and situations may arise where the directors may be in direct competition with the Company. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by such a corporation's governing corporate law statute which require a director of a corporation who is a party to, or is a director or an officer of, or has some material interest in any person who is a party to, a material contract or proposed material contract with the Company, disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under such legislation.

Reliance on Key Personnel

           Holders of Common Shares of the Company must rely upon the experience and expertise of the management of the Company. The continued success of the Company is largely dependant on the performance of its key employees. Failure to retain or to attract and retain additional key employees with necessary skills could have a materially adverse impact upon the Company's growth and profitability.

Dilutive Effect of Financings and Acquisitions

           TransGlobe may make future acquisitions or enter into financing or other transactions involving the issuance of securities of TransGlobe which may be dilutive.

INTEREST OF EXPERTS

           No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this short form prospectus or in a document that is specifically incorporated by reference into this short form prospectus as having prepared or certified a part of this short form prospectus, or a report or valuation described in this short form prospectus or in a document specifically incorporated by reference into this short form prospectus, has received or shall receive a direct or indirect interest in the property of the Company or any associate or affiliate of the Company. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, each owned, directly or indirectly, less than 1% of the outstanding Common Shares. Further, as at the date hereof, the principals of Fekete Associates Inc. and De Golyer MacNaughton Canada Limited, as a group, did not beneficially own, directly or indirectly, any of the securities of the Company. In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or any associates or affiliates of the Company.

LEGAL PROCEEDINGS

           There are no outstanding legal proceedings material to the Company to which the Company is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to be contemplated.

LEGAL MATTERS

           Certain legal matters in connection with this offering will be passed upon on behalf of the Company by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

AUDITORS, TRANSFER AGENT AND REGISTRAR

           The auditors of the Company are Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta. The registrar and transfer agent for the Common Shares is Computershare Trust Company of Canada at its principal offices in the cities of Calgary, Alberta and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

           Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

           We have read the short form prospectus of TransGlobe Energy Corporation (the "Company") dated November       , 2004 relating to the sale and issue of Common Shares of the Company (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

           We consent to the incorporation by reference in the Prospectus of our reports to the Shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2003 and 2002 and December 31, 2002 and 2001 and the consolidated statements of income and deficit and cash flows for the years then ended. Our reports are dated February 27, 2004 and February 28, 2003, respectively.

Calgary, Canada November , 2004	• Chartered Accountants

C-1

CERTIFICATE OF THE COMPANY

Dated: November 8, 2004

           This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta and Ontario.

(Signed) " Ross G. Clarkson"	(Signed) "David C. Ferguson"
President and Chief Executive Officer	Vice President Finance and Chief Financial Officer

On behalf of the Board of Directors

(Signed) "Robert A. Halpin"	(Signed) "Lloyd Herrick"
Director	Director

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CERTIFICATE OF THE UNDERWRITERS

Dated: November 8, 2004

           To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta and Ontario.

ORION SECURITIES INC.

(Signed) "Daniel J. Cristall"

GMP SECURITIES LTD.

(Signed) "Wade R. Felesky"